UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of March, 2012

Commission File Number 001-33085

RRsat Global Communications Network Ltd.
(Translation of registrant’s name into English)

RRsat Building
Hanegev Street
POB 1056
Airport City
70100, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

RRsat Global Communications Network Ltd.

1.
On March 5, 2012 the registrant issued a press release "RRsat reports record 2011 full year and fourth quarter revenues". A copy of the press release is attached as Exhibit 99.1 to this report and is incorporated herein by reference.

2.
Furthermore On March 4, 2012, Dan Levinson resigned from his position as director of the registrant, and the board of directors of the registrant elected Yosi Shahror on March 4, 2012 to fill the vacancy created by Mr. Levinson's resignation.

Yosi Shahror, a member of our board of directors, is the Chief Financial Officer of Kardan Communications Ltd. and Kardan Technologies Ltd.  Prior to joining Kardan Communications and Kardan Technologies in November 2008, Mr. Shahror worked as Senior Manager at Ernst & Young.  Mr. Shahror currently serves as a director of several private companies in the Kardan Group.  Mr. Shahror holds a BA in Economics & Accounting from Ruppin Academic Center, and an MBA from Tel-Aviv University.

Mr. Levinson did not resign from the registrant's board of directors because of any disagreement with the registrant or any matter relating to the registrant’s operations, policies or practices.

Exhibit

Exhibit 99.1.	Press release of the registrant dated March 5, 2012, "RRsat reports record 2011 full year and fourth quarter revenues".

SIGNATURES

RRSAT GLOBAL COMMUNICATIONS NETWORK LTD.

By:	/S/ OHAD HAR-LEV
Name:	Ohad Har-Lev
Title:	General Counsel and Secretary

Date: March 5, 2012

Exhibit Index

Exhibit 99.1.	Press release of the registrant dated March 5, 2012, "RRsat reports record 2011 full year and fourth quarter revenues".